July 12, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      TD Waterhouse Family of Funds
                  File Nos. 333-85169, 811-09543

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, the above-named Registrant requests that the registration statement filed on Form N-1A on August 13, 1999 (Accession Number 0000945621-99-000236) be withdrawn.

The Registrant has not yet commenced operations and has no intention of doing so. Therefore, the Registrant believes it is prudent to withdraw this filing. As the registration statement was never declared effective, no securities were sold in connection with the filing. If you have any questions, please call Christopher J. Kelley at (617) 557-3416.

Kindly return an electronic transmittal as evidence of your receipt of this filing.

Sincerely,


/s/ Hilari D'Aguiar
Hilari D'Aguiar
President